Michael J. Castellano CHIEF FINANCIAL OFFICER LAZARD LTD LAZARD GROUP LLC 30 ROCKEFELLER PLAZA NEW YORK, NY 10020 PHONE 212-632-8262 FAX 212-332-5230 michael.castellano@lazard.com

February 2, 2009

VIA EDGAR AND FACSIMILE

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the period ended September 30, 2008
Lazard Ltd and Lazard Group LLC
File Nos. 001-32492 and 333-126751

Dear Mr. Decker:

Pursuant to your correspondence dated January 16, 2009, set forth below are our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) regarding the above referenced filings.

For your convenience, all text of the Staff’s comments is set forth in bold text followed by the responses of Lazard Ltd (“Lazard” or the “Company”). The responses to comments relate to both the Company and that of Lazard Group LLC, unless otherwise noted in our response.

LAZARD LTD

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	When a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response: We note the Staff’s comment and have included below the additional disclosures and revisions to be incorporated into our future filings, including our interim filings, where applicable. The Company also advises the Staff that the information included below as of and for the year ended December 31, 2008 is preliminary and unaudited and therefore subject to change.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Management, page 53

2.	Please revise your table of changes in Assets Under Management for both interim and annual periods to differentiate your net flows into inflows and outflows. Your tabular presentation could be enhanced if it was also accompanied by a discussion of the factors which contributed to these fluctuations.

Response: The Company advises the Staff that future filings will be expanded to include inflows and outflows in the summary tables of changes in Assets Under Management (“AUM”) as well as to provide a discussion of the factors contributing to the fluctuations. The proposed additional disclosure to be incorporated into the Asset Management segment discussion within the MD&A in our Form 10-K for the year ended December 31, 2008 (along with similar disclosure in our quarterly and annual future filings) is as follows:

“The following is a summary of changes in AUM for the years ended December 31, 2008, 2007 and 2006.

	Year Ended December 31,
	2008	2007	2006
	($ in millions)
AUM - Beginning of Period	$141,413	$110,437	$88,234
Net Flows:
Inflows	25,923	42,031	23,272
Outflows	(24,552)	(25,286)	(20,516)

Net	1,371	16,745	2,756
Market and Foreign exchange appreciation(depreciation)	(51,675)	14,231	19,447

AUM - End of Period	$91,109	$141,413	$110,437

Inflows during the year ended December 31, 2008 occurred across all products (Global Equities, International Equities, European and International Fixed Income and Alternative Investment products) due to contributions to existing accounts as well as new accounts gained. The majority of the inflows occurred in the first half of 2008 as investors in the second half of the year delayed funding new mandates or increasing funding of existing mandates. Outflows occurred relatively evenly throughout the year also across all products due to withdrawals from existing accounts and, to a lesser degree, accounts lost.

Consistent with the industry as a whole, we experienced significant market depreciation, including the impact of the strengthening U.S. dollar versus foreign currencies, particularly in the second half of 2008, with these factors being the principal contributors to the decrease in AUM. As of December 31, 2008, funds denominated in foreign currencies represented approximately 50% of total AUM. Foreign denominated AUM decline in value with the strengthening of the U.S. dollar and increase in value as the U.S. dollar weakens. Equity products experienced the most significant decrease, with International and Global Equity products experiencing market depreciation of approximately 40% and U.S. Equity products experiencing market depreciation of approximately 30%. Such decreases were generally consistent with global market indices as described above.

Inflows during the year ended December 31, 2007 occurred principally in Global Equity, U.S. Equity and European and International Fixed Income products due to new accounts gained, with the majority of inflows occurring in the first half of the year. Outflows during 2007 occurred primarily in International Equities, European and International Fixed Income and Alternative Investment products primarily due to accounts lost, with the majority of outflows occurring in the second half of the year.

During 2007, combined market appreciation and the weakening of the U.S. dollar versus foreign currencies were also significant factors contributing to the increase in AUM. As of December 31, 2007, funds denominated in foreign currencies represented approximately 50% of total AUM. Consistent with the global equity markets, equity products experienced the most significant growth, with International and Global Equity products experiencing appreciation of approximately 16%.”

Liquidity and Capital Resources, page 58

3.	We note your response to comment 4 from our letter dated November 24, 2008. As previously requested, please show us in your supplemental response how you will revise your future filings to provide additional details regarding your compliance with the financial covenants associated with your Credit Facility.

Response: We note the Staff’s comment and will provide the following additional details within the Liquidity and Capital Resources section of our MD&A regarding our compliance with the financial covenants associated with our Credit Facility in our Form 10-K for the year ended December 31, 2008 (along with similar disclosure in our quarterly and annual future filings):

“Lazard’s annual cash flow generated from operations historically has been sufficient to enable it to meet its annual obligations. We believe that our cash flows from operating activities, along with the use of our credit lines as needed, should be sufficient for us to fund our current obligations for the next 12 months and beyond. As noted above, we intend to maintain lines of credit that can be utilized should the need arise. These credit lines include a $150 million senior revolving credit facility with a group of lenders that expires in May, 2010 (the “Credit Facility”).

The Credit Facility includes financial condition covenants that require that so long as the lenders’ commitments remain in effect, any loan pursuant to the Credit Facility remains outstanding and unpaid or any other amount is owing to the lending bank group, the Company shall not permit (i) its Consolidated Leverage Ratio (as defined in the Credit Facility) for the 12 month period ending on the last day of any fiscal quarter to be greater than 4.00 to 1.00 or (ii) its Consolidated Interest Coverage Ratio (as defined in the Credit Facility) for the 12 month period ending on the last day of any fiscal quarter to be less than 3.00 to 1.00. As of December 31, 2008 and for the 12 month period then ended, the Company was in compliance with such ratios, with its Consolidated Leverage Ratio being [x.xx] to 1.00 and its Consolidated Interest Coverage Ratio being [x.xx] to 1.00. Notwithstanding such compliance, no amounts were outstanding under the Credit Facility as of December 31, 2008. In addition, the Credit Facility, indenture and supplemental indentures relating to Lazard Group’s senior notes, as well as its Amended $150 Million Subordinated Convertible Note, contain certain covenants (none of which relate to financial condition), events of default and other customary provisions. At December 31, 2008, the Company was in compliance with all obligations under these senior and subordinated borrowing arrangements.

We may, to the extent required and subject to restrictions contained in our financing arrangements, use other financing sources, which may cause us to be subject to additional restrictions or covenants.”

Consolidated Financial Statements

Note 5 – Investments – at Fair Value, page 95

4.	We note your response to comment 7 from our letter dated November 24, 2008. Please show us in your supplemental response how you intend to revise your future filings to provide additional MD&A disclosures regarding the types of debt, equities, and other investments that you personally hold, the sectors that these investments are in, changes in balances between balance sheet dates, and how changes in debt, equities, and other investments impacted your operating results. You could use information available as of and for the year ended December 31, 2007 as an example of how you intend to revise your disclosures in future filings.

Response: We note the Staff’s comment and will include within MD&A the following additional disclosures regarding our investments in our Form 10-K for the year ended December 31, 2008 (along with similar disclosure in our quarterly and annual future filings):

“Investments consist principally of debt securities, equities, interests in LAM alternative asset management funds and other private equity investments.

Debt securities are primarily investments held by LFB, which typically holds them long-term as part of its asset-liability management program. Such securities primarily consist of fixed and floating rate European corporate bonds and French government debt securities. At December 31, 2008, of the $333 million of debt securities, 37%, 26%, 15%, 11% and 11% of such securities were invested in the financial, industrial, consumer, government and other sectors, respectively. At December 31, 2007, of the $585 million of debt securities, 35%, 26%, 16%, 9% and 14% of such securities were invested in the financial, consumer, industrial, government and other sectors, respectively.

Equities principally represent the Company’s seed capital investments in marketable equity securities of large, mid and small cap domestic, international and global companies and investments in public and private asset management funds managed both by LAM and third party asset managers. At December 31, 2008, of the $71 million of equities, 53% represents the Company’s investment in marketable equity securities of which 32%, 24%, 10%, 7% and 27% were invested in the consumer, financial, industrial, communications and other sectors, respectively. At December 31, 2007, of the $334 million of equities, 64% represents the Company’s investment in marketable equity securities of which 30%, 18%, 11%, 10% and 31% were invested in the financial, consumer, industrial, communications and other sectors, respectively. At December 31, 2008 and 2007, asset management fund investments represent the remaining 47% and 36% of total equities, respectively. The Company’s asset management fund investments are broadly diversified and may incorporate particular strategies; however, there are no investments in funds with single sector specific strategies.

Interests in LAM alternative asset management funds principally represent general partnership interests in LAM-managed hedge funds. The fair value of such interests reflects the pro rata value of the ownership of the underlying securities in the funds. Such funds are broadly diversified and may incorporate particular strategies; however, there are no investments in funds with a single sector specific strategy. Minority interests in LAM alternative asset management funds represent general partnership interests held directly by certain of our LAM managing directors or employees of the Company but controlled and consolidated by Lazard. The associated minority interest, amounting to approximately $21 million and $51 million at December 31, 2008 and 2007, respectively, is included in minority interest on our consolidated statements of financial condition.

Private equity investments, which represent approximately 3% and 2% of total assets at December 31, 2008 and 2007, respectively, are comprised of investments in private equity funds and direct private equity interests. Private equity investments primarily include (1) a mezzanine fund, which invests in small and mid-cap buy-out funds and small to mid-cap European companies; (2) Corporate Partners II Limited, a private equity fund targeting significant minority-stake investments in established public and private companies; and (3) Lazard Senior Housing Partners, which acquires companies and assets in the senior housing, extended-stay hotel and shopping center sectors.

Investments in debt, equities and other investments at December 31, 2008 and 2007 aggregated $620 million and $1.089 billion, respectively. The decrease of $469 million in 2008 includes net investment losses of $139 million, of which $77 million and $62 million is reflected in “revenue-other” and “other comprehensive income (loss)”, respectively.

Investments in debt, equities and other investments at December 31, 2007 and 2006 aggregated $1.089 billion and $679 million, respectively. The increase of $410 million in 2007 includes net investment gains of $15 million, of which net investment gains of $16 million is reflected in “revenue-other” and net investment losses of $1 million is reflected in “other comprehensive income (loss)”.”

LAZARD LTD

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Consolidated Financial Statements

Note 4 – Receivables-Net, page 10

5.	We note your response to comment 18 from our letter dated November 24, 2008. As previously requested, please show us how you will revise your future interim and annual filings to include an expanded description of your accounting policy for estimating the allowance for doubtful accounts. Consider quantifying the amount of receivables deemed past due or delinquent by management as of each period ended.

Response: We note the Staff’s comment and will update our Form 10-K for the year ended December 31, 2008 (along with similar disclosure in our quarterly and annual future filings) to provide the following information with respect to our allowance for doubtful accounts. The Company supplementally advises the Staff that its allowance for doubtful accounts as of March 31, June 30 and September 30, 2008 was $16 million, $19 million and $20 million, respectively.

“We maintain an allowance for bad debts to provide coverage for estimated losses from our fee and customer receivables. We determine the adequacy of the allowance by estimating the probability of loss based on management’s analysis of the client’s creditworthiness and specifically reserve against exposures where, we determine, the receivables may be impaired.

With respect to fees receivable from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of invoice. However, some Financial Advisory transactions include specific contractual payment terms that may vary from one month to four years (as is the case for our Private Fund Advisory fees) following the invoice date or may be subject to court approval (as is the case with restructuring activities that include bankruptcy proceedings). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date, respectively. Financial Advisory fee receivables past due in excess of 180 days are fully provided for unless there is evidence that the balance is collectable. Notwithstanding our policy for receivables past due, any receivables that we determine are impaired result in specific reserves against such exposures. Asset management fees are deemed past due and fully provided for when such receivables are outstanding 12 months after the invoice date. In addition, we specifically reserve against exposures relating to asset management fees where we determine receivables are impaired.

At December 31, 2008, 2007 and 2006, the Company had approximately $18 million, $25 million and $19 million, respectively, of receivables deemed past due or uncollectible. Provisions were recorded for past due amounts and for specific accounts deemed uncollectible in the amounts of approximately $15 million, $13 million and $11 million for the years ended December 31, 2008, 2007 and 2006, respectively.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Management, page 49

6.	We note your response to comment 23 from our letter dated November 24, 2008 and your risk factor disclosure on pages 18 and 19 of your Form 10-K for the year ended December 31, 2007. However, it is still unclear to us whether your investors are required to give you any advance notice prior to redemption and if so, the extent of notice required. Please show us how you will revise your future filings to disclose this information. Please also supplementally tell us and revise your filings to quantify the extent of any significant declines in Assets Under Management since September 30, 2008 and the portion of the decline that was attributable to performance as opposed to redemptions. As previously requested, please tell us which investment categories were most significantly impacted by significant decline in Assets Under Management after September 30, 2008 or tell us if you experienced no significant declines in Assets Under Management.

Response: The Company advises the Staff that quarterly and annual future filings will include the following language in the “Financial Statement Overview – Net Revenue” section of the MD&A:

“The majority of our investment advisory contracts are generally terminable at any time or on a notice of 30 days or less. Institutional and individual clients, and firms with which we have strategic alliances can terminate their relationship with us, reduce the aggregate amount of AUM or shift their funds to other types of accounts with different rate structures for a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance.”

As noted in our response to comment 2 above, we supplementally advise the Staff that the Company’s AUM as of December 31, 2008 aggregated to approximately $91 billion, a decrease of approximately $22 billion from the $113 billion reported at September 30, 2008. This 19% decline was due principally to market and foreign exchange depreciation of approximately $20 billion and net outflows of approximately $2 billion. Net outflows consisted of fund outflows of approximately $5 billion, partially offset by fund inflows of approximately $3 billion. Market and foreign exchange depreciation was principally attributable to International and Global Equity products and to a lesser extent U.S. Equity products, and were generally consistent with the decline in the global equity markets and the strengthening of the U.S. dollar versus foreign currencies during that period. Fund outflows for the three-month period occurred principally in the International and Global Equity products, with the latter also realizing a substantial portion of fund inflows.

In the future, if significant, we will provide similar information regarding changes in AUM between the end of a reporting period and a date closer to the filing date.

Valuation of Investments, page 59

7.	We read your response to comment 24 from our letter dated November 24, 2008. We asked for you to consider explaining further details about the manner in which you value your investments. Please show us in your next supplemental response how you intend to revise your filing to address each of the items noted below or explain why you believe further disclosure is not warranted in light of your specific facts and circumstances and the current economic environment. Please tell us how you considered revising your filing to include the following:

•	The amount of assets you valued using broker quotes, along with the classification in fair value hierarchy;

•	The number of quote or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers or pricing services;

•

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and

•

The procedure you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response: We note the Staff’s comment and will include within MD&A the following additional details regarding investments in our Form 10-K for the year ended December 31, 2008 (along with similar disclosure in our quarterly and annual future filings):

“On January 1, 2008 the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosure requirements about fair value measurements. Pursuant to SFAS No. 157, Lazard categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that Lazard has the ability to access.

Level 2. Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in non-active markets or inputs other than quoted prices that are directly observable or derived principally from or corroborated by market data.

Level 3. Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Principally all of the Company’s investments in corporate bonds are considered Level 2 investments with such fair value based on observable data, principally broker quotes as provided by external pricing services.

The fair value of our equities is principally classified as Level 1 or Level 2 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange for that security; public asset management funds are classified as Level 1 and are valued based on the reported closing price for the fund; and investments in private asset management funds are classified as Level 2 and are primarily valued based on information provided by fund managers and, secondarily, from external pricing services to the extent managed by LAM.

The fair value of our interests in LAM alternative asset management funds is classified as Level 2 and is based on information provided by external pricing services.

The fair value of our private equity investments is classified as Level 3 and is based on financial statements provided by fund managers, appraisals and internal valuations.

Where information reported is based on broker quotes, the Company generally obtains one quote/price per instrument. In some cases, quotes related to Corporate bonds, obtained through external pricing services, represent the average of several broker quotes.

Where information reported is based on data received from fund managers or from external pricing services, the Company reviews such information to ascertain at which level within the fair value hierarchy to classify the investment.

See Note xx of Notes to Consolidated Financial Statements for additional information regarding investments and certain other assets and liabilities measured at fair value.”

LAZARD GROUP LLC

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

8.	When a comment issued to Lazard Ltd above also affects Lazard Group LLC, please indicate such in your response and provide the requested information specific to Lazard Group LLC. Where we have requested additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like for Lazard Group LLC, separate from Lazard Ltd.

Response: We note the Staff’s comment and advise the Staff that the additional disclosures and revisions included above for Lazard Ltd are identical for Lazard Group LLC, and that we will incorporate such additional information into Lazard Group LLC’s Form 10-K for the year ended December 31, 2008 (along with similar disclosure in our quarterly and annual future filings).

Should you require further clarification of the matters discussed in this letter, please contact Rick Hittner, our Corporate Controller, at (212) 632-1463 (facsimile: (212) 632-6670) or the undersigned at (212) 632-8262 (facsimile: (212) 332-5230).

Very truly yours,

/s/ Michael J. Castellano
Michael J. Castellano Chief Financial Officer Lazard Ltd and Lazard Group LLC